Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Harry Winston Diamond Corporation announces US$100 Million Mining Credit
     Facility

     TORONTO, June 24 /CNW/ - Harry Winston Diamond Corporation (TSX: HW,
NYSE: HWD) (the "Company"), is pleased to announce that today it has completed a senior secured revolving credit facility with Standard Chartered Bank for
US$100.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year additional extensions at the Company's option. There are no scheduled repayments required before maturity. The facility is available to the Company and Harry Winston Diamond Mines Ltd. for general corporate purposes.
     Robert Gannicott, Chairman and Chief Executive Officer commented, "With diamond markets recovering strongly, and capital expenditures for the Diavik
Diamond Mine underground development essentially complete, the Company's cash position is building and there is no "normal-course" need to draw on this debt facility. It does, however, provide strengthened liquidity for the Company going forward."
     Borrowings will bear an interest margin of 3.5%. The Company is required to comply with financial covenants at the mining segment level customary for a financing of this nature with change of control provisions at the Company and
Diavik Diamond Mines level.

     About Harry Winston Diamond Corporation

     Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry
Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).
     The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris,
London, Beijing, Tokyo, and Beverly Hills.
     The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value.
This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.
     For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

     %SEDAR: 00003786E %CIK: 0000841071

     /For further information: Ms. Kelley Stamm, Manager, Investor Relations -
(416) 362-2237 ext 223 or kstamm(at)harrywinston.com/
     (HW. HWD)

CO:  Harry Winston Diamond Corporation

CNW 17:05e 24-JUN-10